TRANSGLOBE ENERGY CORPORATION CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended March 31
	Notes	2012	2011

REVENUE
Oil sales, net of royalties and other	5	$77,212	$52,863
Derivative (loss) on commodity contracts		(124)	(551)
Finance revenue	7	125	62
		77,213	52,374

EXPENSES
Production and operating		11,966	7,547
General and administrative	6	6,688	4,506
Foreign exchange (gain) loss		(372)	121
Finance costs	7	6,206	1,343
Exploration		560	13
Depletion, depreciation and amortization	9	11,749	7,760
Unrealized loss on financial instruments	11	7,840	-
Impairment of exploration and evaluation assets	8	16	11,660
		44,653	32,950

Earnings before income taxes		32,560	19,424

Income tax expense (recovery) - current		23,311	16,328
- deferred		(1,726)	207
		21,585	16,535
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$10,975	$2,889

Earnings per share	15
Basic		$0.15	$0.04
Diluted		$0.15	$0.04

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2012	December 31, 2011

ASSETS
Current
Cash and cash equivalents		$127,313	$43,884
Accounts receivable		209,476	162,225
Derivative commodity contracts		1	125
Prepaids and other		6,383	7,441
		343,173	213,675
Non-Current
Restricted cash		2,227	2,226
Intangible exploration and evaluation assets	8	17,708	17,453
Property and equipment
Petroleum properties	9	273,119	280,524
Other assets	9	3,605	3,748
Goodwill		8,180	8,180
		$648,012	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities		$79,480	$73,692
		79,480	73,692
Non-Current
Long-term debt	10	57,910	57,609
Convertible debentures	11	105,835	-
Deferred taxes		51,166	52,891
Other long-term liabilities		1,072	1,122
		295,463	185,314

SHAREHOLDERS’ EQUITY
Share capital	13	154,631	154,263
Contributed surplus		9,252	8,538
Retained earnings		188,666	177,691
		352,549	340,492

		$648,012	$525,806

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2012	2011

Share Capital
Balance, beginning of period		$154,263	$80,106
Stock options exercised	13	268	1,199
Share issuance	13	-	75,594
Share issue costs	13	-	(4,006)
Stock-based compensation on exercise	13	100	416
Balance, end of period		$154,631	$153,309

Contributed Surplus
Balance, beginning of period		$8,538	$5,785
Stock-based compensation expense	14	814	583
Transfer to share capital on exercise of options		(100)	(416)
Balance, end of period		$9,252	$5,952

Retained Earnings
Balance, beginning of period		$177,691	$96,299
Net earnings		10,975	2,889
Balance, end of period		$188,666	$99,188

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2012	2011

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$10,975	$2,889
Adjustments for:
Depletion, depreciation and amortization	9	11,749	7,760
Deferred lease inducement		114	-
Impairment of exploration and evaluation costs	8	16	11,660
Stock-based compensation	14	1,140	713
Finance costs		6,206	1,343
Income tax expense		21,585	16,535
Unrealized (gain) loss on commodity contracts		124	187
Unrealized loss on financial instruments	11	7,840	-
Unrealized (gain) loss on foreign currency translation		(350)	171
Taxes paid		(23,311)	(16,328)
Changes in non-cash working capital	17	(34,317)	(21,440)
Net cash generated by (used in) operating activities		1,771	3,490

INVESTING
Additions to intangible exploration and evaluation assets	8	(271)	(4,102)
Additions to petroleum properties	9	(3,961)	(14,762)
Additions to other assets	9	(240)	(1,443)
Changes in restricted cash		(1)	1,164
Changes in non-cash working capital	17	(7,940)	1,816
Net cash generated by (used in) investing activities		(12,413)	(17,327)

FINANCING
Issue of common shares for cash	13	268	76,793
Issue costs for common shares	13	-	(4,006)
Interest paid		(807)	(632)
Issue of convertible debentures	11	97,851	-
Issue costs for convertible debentures		(4,389)	-
Repayments of long-term debt		-	(30,000)
Decrease in other long-term liabilities		(164)	-
Changes in non-cash working capital	17	805	355
Net cash generated by (used in) financing activities		93,564	42,510
Currency translation differences relating to cash and cash equivalents		507	(102)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		83,429	28,571

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		43,884	57,782
CASH AND CASH EQUIVALENTS, END OF PERIOD		$127,313	$86,353

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2012 and December 31, 2011 and for the periods ended March 31, 2012 and 2011
(Unaudited - Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2. BASIS OF PREPARATION

Statement of compliance

These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at March 31, 2012 and December 31, 2011, and for the three month periods ended March 31, 2012 and 2011. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 4, 2012.

Basis of measurement

The accounting policies and methods of computation applied in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year-ended December 31, 2011, except for the convertible debentures described in Note 11.

The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative financial instruments and convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Note 4.

Functional and presentation currency

In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. CHANGES IN ACCOUNTING POLICIES

New accounting policies

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

Future changes to accounting policies

As at the date of authorization of these financial statements the following Standards and Interpretations which have not yet been applied were issued but not yet effective:

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 12 (new) “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents, convertible debentures and derivative commodity contracts as assets or liabilities at fair value through profit or loss, which are measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2012		December 31, 2011
Classification (000s)	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$127,314	$127,314	$44,009	$44,009
Loans and receivables	211,703	211,703	164,451	164,451
Financial liabilities at fair value through profit or loss	105,835	105,835	-	-
Other liabilities	137,390	139,480	131,301	133,692

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Assets and liabilities at March 31, 2012 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, convertible debentures and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

  Credit risk
  Market risk
  Liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Condensed Consolidated Interim Financial Statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the delay in payments, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at March 31, 2012
Neither impaired nor past due	$51,214
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	23,729
31-60 days	22,481
61-90 days	21,199
Over 90 days	90,853

In Egypt, the Company sold all of its 2012 and 2011 production to one purchaser. In Yemen, the Company sold all of its 2012 Block 32 production to one purchaser, and all of its 2011 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2011. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Subsequent to March 31, 2012, the Company collected $30.1 million of the receivables that were outstanding in Egypt at the end of the quarter.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company regularly enters into financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contract is outstanding as at March 31, 2012:

Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
April 1, 2012-June 30, 2012	20,000 Bbl/month	Financial Floor	$ 80.00

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Condensed Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase or decrease in commodity prices on the derivative commodity contracts would not have a material impact on net earnings for the three months ended March 31, 2012.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, convertible debentures, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the three months ended March 31, 2012, of approximately $7.6 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net earnings by $6.2 million for the same period. The Company does not utilize derivative instruments to manage this risk.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2012 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three months ended March 31, 2012, by $0.2 million. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the three months ended March 31, 2011, by $0.2 million. Since the convertible debentures bear interest at a fixed rate, there is no interest rate risk associated with this liability.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2012:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$79,480	$79,480	$-	$-	$-
Long-term debt	Yes-Liability	60,000	-	47,995	12,005	-
Convertible debentures	Yes-Liability	97,995	-	-	97,995	-
Office and equipment leases	No	15,023	6,502	2,959	2,063	3,499
Minimum work commitments[3]	No	750	750	-	-	-
Total		$253,248	$86,732	$50,954	$112,063	$3,499

1.	Payments exclude ongoing operating costs, finance costs and payments required to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2012 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$97.8 million (US$97.9 million) in the first quarter of 2012 through an issuance of convertible debentures.

The existing banking arrangements at March 31, 2012 consist of a Borrowing Base Facility of $100.0 million of which $60.0 million is drawn.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Egyptian Government has restrictions on transferring funds outside the country which requires approval from the Egyptian Central Bank. To date, the Company has experienced no difficulties with transferring funds abroad.

Capital Disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt and convertible debentures is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation and non-cash (gain) loss on financial instruments. Funds flow from operations is a measure that may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	March 31, 2012	December 31, 2011
Shareholders’ equity	$352,549	$340,492
Long-term debt, including the current portion (net of unamortized transaction costs)	57,910	57,609
Convertible debentures	105,835	-
Cash and cash equivalents	(127,313)	(43,884)
Total capital	$388,981	$354,217

The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	March 31, 2012	December 31, 2011

Long-term debt, including the current portion (net of unamortized transaction costs)	$57,910	$57,609
Convertible debentures	105,835	-
Total debt	163,745	57,609

Cash flow from operating activities	61,911	63,630
Changes in non-cash working capital	69,223	56,346
Funds flow from operations	$131,134	$119,976
Ratio	1.2	0.5

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at March 31, 2012. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at March 31, 2012.

5. OIL REVENUE

	Three Months Ended March 31
(000s)	2012	2011
Oil sales	$159,426	$97,995
Less: Royalties and other	82,214	45,132
Oil sales, net of royalties and other	$77,212	$52,863

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6. PERSONNEL EXPENSES

The aggregate payroll expense of employees and executive management recognized in general and administrative expenses was as follows:

(000s)	Three Months Ended March 31
	2012	2011
Wages, salaries and benefits	$3,718	$2,607
Equity-settled share-based payment transactions	814	583
Cash-settled share-based payment transactions	325	130
Total employee remuneration	4,857	3,320
Capitalized portion of total remuneration	(367)	(362)
	$4,490	$2,958

7. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

(000s)	Three Months Ended March 31
	2012	2011
Interest expense	$1,517	$1,031
Issue costs for convertible debentures	4,389	-
Amortization of deferred financing costs	300	312
Finance costs	$6,206	$1,343

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2011	$17,453
Additions	271
Impairment loss	(16)
Balance at March 31, 2012	$17,708

As at March 31, 2012 and December 31, 2011, none of the Company’s other assets were being used in E&E activities.

9. PROPERTY AND EQUIPMENT

	Petroleum
(000s)	Properties	Other Assets	Total
Balance at December 31, 2011	$341,620	$7,888	$349,508
Additions	3,961	240	4,201
Balance at March 31, 2012	$345,581	$8,128	$353,709

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2011	$61,096	$4,140	$65,236
Depletion, depreciation and amortization for the period	11,366	383	11,749
Balance at March 31, 2012	$72,462	$4,523	$76,985

Net Book Value
At December 31, 2011	$280,524	$3,748	$284,272
At March 31, 2012	$273,119	$3,605	$276,724

Future development costs of $29.1 million (Q1-2011 - $60.6 million) for Proved and Probable reserves were included in the depletion calculation for the three months ended March 31, 2012.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2012, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 4.

	March 31	December 31
	2012	2011
Bank debt	$60,000	$60,000
Deferred financing costs	(2,090)	(2,391)
	57,910	57,609

Current portion of long-term debt	-	-
	$57,910	$57,609

As at March 31, 2012, the Company had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the three months ended March 31, 2012, the average effective interest rate was 7.9% (2011 – 7.7%) . As repayments on the Borrowing Base Facility are not expected to commence until the third quarter of 2013, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of March 31, 2012 are as follows:

(000s)
2012	$-
2013	18,000
2014	29,995
2015	12,005
2016	-
$60,000

11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$-
Issuance	97,851
Fair value adjustment	7,840
Foreign exchange adjustment	144
Balance at March 31, 2012	$105,835

On February 22, 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate purchased, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted- average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2012 the convertible debentures were trading at a price of C$108.00 for a C$100.00 par value debenture. Transaction costs of $4.4 million associated with the issuance of the convertible debentures were recognized through earnings as incurred.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

On May 1, 2012 the Company announced it entered into a Share Purchase Agreement to acquire a company and its wholly-owned subsidiaries which hold a 50% interest in the South Alamein Production Sharing Concession (“PSC”) in Egypt and hold an operated 60% working interest in the South Mariut PSC in Egypt. The Company has structured the transaction as an all-cash deal effective April 1, 2012. Consideration for the transaction is $15.0 million plus inventory and working capital adjustments to be determined based on customary due diligence. In addition, the wholly-owned subsidiary company which holds the 60% working interest in South Mariut is subject to a 30 day preferential right which is held by the 40% working interest partner. Because of uncertainty related to the preferential right and customary due diligence, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

The Company is subject to certain office and equipment leases (Note 4).

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2012.

13. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	73,055	$154,263	67,576	$80,106
Share issuance	-	-	5,000	75,594
Stock options exercised	58	268	479	1,946
Stock-based compensation on exercise	-	100	-	628
Share issue costs	-	-	-	(4,011)

Balance, end of period	73,113	$154,631	73,055	$154,263

14. SHARE-BASED PAYMENTS

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011

	Number of	Weighted-Average	Number of	Weighted-Average
(000s, except per share amounts)	Options	Exercise Price (C$)	Options	Exercise Price (C$)
Options outstanding, beginning of period	4,760	6.81	4,156	3.80
Granted	120	11.82	1,134	12.65
Exercised	(58)	4.56	(479)	4.06
Forfeited	(99)	8.02	(51)	6.28
Options outstanding, end of period	4,723	6.93	4,760	6.81

Options exercisable, end of period	2,492	4.41	2,440	4.31

	Options Outstanding				Options Exercisable

	Number		Weighted-Average	Weighted-	Number		Weighted-Average	Weighted-
	Outstanding at		Remaining	Average	Exercisable at		Remaining	Average
Exercise Prices	Mar. 31, 2012		Contractual	Exercise	Mar. 31, 2011		Contractual	Exercise
(C$)	(000s	)	Life (Years)	Price (C$)	(000s	)	Life (Years)	Price (C$)
2.28-4.00	1,576		2.0	3.07	1,328		1.9	2.99
4.01-6.00	876		1.2	4.90	775		1.0	4.85
6.01-8.00	775		3.1	7.37	267		3.1	7.37
8.01-10.00	377		3.8	8.66	69		3.3	8.04
10.01-13.20	935		4.2	12.84	33		4.0	13.19
13.21-15.12	184		4.0	14.17	20		3.7	15.12
	4,723		2.7	6.93	2,492		1.8	4.41

Stock–based compensation

Compensation expense of $0.8 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the first quarter of 2012 (2011 - $0.6 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2012	2011
Weighted-average fair market value per option (C$)	4.10	4.41
Risk free interest rate (%)	1.42	2.18
Expected volatility (%)	52.68	49.13
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	8.16	10.36
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the three month period ended March 31, 2012, employees exercised 58,500 (2011 – 341,000) stock options. The fair value related to these options was $0.1 million (2011 - $0.4 million) at time of grant and has been transferred from contributed surplus to common shares.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	105	6.04	150	6.61
Granted	-	-	-	-
Exercised	-	-	(15)	7.94
Forfeited	-	-	(30)	7.94
Units outstanding, end of period	105	6.04	105	6.04

Units exercisable, end of period	55	5.52	35	6.04

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Compensation expense of $0.3 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income for the three-month period ended March 31, 2012 (2011 - $0.1 million) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements as at March 31, 2012 was $0.6 million (2011 - $0.7 million) and the total fair value of the liability for vested benefits as at March 31, 2012 was $0.3 million (2011 - $0.2 million).

15. PER SHARE AMOUNTS

In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

(000s)	March 31, 2012	March 31, 2011
Weighted average number of shares outstanding	73,061	71,103
Dilution effect stock options	2,272	2,662
Weighted average number of diluted shares outstanding	75,333	73,765

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three months ended March 31, 2012, the Company excluded 1,118,500 stock options (2011 – 60,000) as their exercise price was greater than the average common share market price in the respective periods.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Condensed Consolidated Interim Financial Statements:

	Egypt		Yemen		Total
	Three months Ended		Three Months Ended		Three Months Ended
	March 31		March 31		March 31
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties and other	$75,457	$41,357	$1,755	$11,506	$77,212	$52,863
Other income	10	-	11	-	21	-
Total segmented revenue	75,467	41,357	1,766	11,506	77,233	52,863

Segmented expenses
Production and operating	9,948	5,318	2,018	2,229	11,966	7,547
Depletion, depreciation and amortization	11,301	6,242	248	1,390	11,549	7,632
Income taxes - current	22,829	13,105	482	3,223	23,311	16,328
Income taxes - deferred	(1,232)	187	(494)	20	(1,726)	207
Impairment loss	16	11,660	-	-	16	11,660
Total segmented expenses	42,862	36,512	2,254	6,862	45,116	43,374

Segmented earnings	$32,605	$4,845	$(488)	$4,644	32,117	9,489

Non-segmented expenses (income)
Derivative loss on commodity contracts					124	551
Exploration					560	13
General and administrative					6,688	4,506
Foreign exchange loss					(372)	121
Depreciation and amortization					200	128
Unrealized loss on financial instruments					7,840	-
Finance revenue					(104)	(62)
Finance costs					6,206	1,343
Total non-segmented expenses					21,142	6,600

Net earnings for the period					$10,975	$2,889

Capital expenditures
Exploration and development	$4,415	$16,754	$18	$2,187	$4,433	$18,941
Corporate					39	1,366
Total capital expenditures	$4,415	$16,754	$18	$2,187	$4,472	$20,307

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$3,088	$14,620	$17,708
Property and equipment
Petroleum properties	237,826	35,293	273,119
Other assets	1,635	-	1,635
Goodwill	8,180	-	8,180
Other	235,180	11,701	246,881
Segmented assets	485,909	61,614	547,523
Non-segmented assets			100,489
Total assets			$648,012
Liabilities
Accounts payable and accrued liabilities	$74,283	$1,899	$76,182
Deferred taxes	41,880	9,286	51,166
Segmented liabilities	116,163	11,185	127,348
Non-segmented liabilities			168,115
Total liabilities			$295,463

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	-	1,619
Goodwill	8,180	-	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216
Total assets			$525,806
Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred Taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027
Total liabilities			$185,314

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

(000s)	2012	2011
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(47,251)	$(31,507)
Prepaids and other	(166)	1,206
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	13,100	8,861
	$(34,317)	$(21,440)

(000s)	2012	2011
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$1,224	$(151)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(9,164)	1,967
	$(7,940)	$1,816

(000s)	2012	2011
Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$805	$355
	$805	$355